EXHIBIT 23.1




                          INDEPENDENT AUDITORS' CONSENT


The Board of Directors
The South Financial Group, Inc.

         We consent to the use of our report dated January 21, 2003, with respect to the consolidated balance sheets of The South Financial Group, Inc. and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of income, changes in shareholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2002, incorporated by reference herein.

         Our report refers to the fact that on January 1, 2002, The South Financial Group, Inc. and subsidiaries adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets."

                                       /s/ KPMG LLP

Greenville, SC
January 30, 2004